UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023.

Commission File Number 001-39038

EQUINOX GOLD CORP.
(Translation of registrant's name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant's Registration Statement on Form F-10 (File No. 333-268499).

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinox Gold Corp.

Date March 24, 2023	By	/s/ Susan Toews
Name: Susan Toews
Title: General Counsel

Index to Exhibits

99.1	Management Information Circular and Notice of Meeting
99.2	Notice and Access Notification
99.3	Form of Proxy